                                                                  NEWS RELEASE

            Date:      April 26, 1995

            Contact:   Ben Rubendall
                       815-961-7164
                                                                 [AMCORE LOGO]

                      AMCORE REPORTS 1ST QUARTER EARNINGS

         ROCKFORD, ILL. - AMCORE Financial, Inc. posted first quarter earnings of $4.6 million, or 37 cents per share for the period ended March 31, 1995 compared with 38 cents for the same period in 1994.

         All financial information has been restated to reflect the mergers with First State Bancorp of Princeton, Ill., Inc., and NBA Holding Company, of Aledo.

         Net interest income for the quarter was $18 million, up 1.9 percent, from $17.6 million in the same quarter of 1994 as a result of higher loan volume. Average loans increased $131 million, or 14 percent and partially offset the compression in margins caused by an increase in funding costs. The net interest margin, however, fell 31 basis points to 4.30 percent, down from
4.61 percent in the 1994 quarter.

         Fee income for the quarter was up $350,000, or 5 percent, excluding security gains. Much of the increase was due to a 7.7 percent increase in trust revenues. Mortgage fee income declined 28 percent and total mortgage revenues fell $596,000. The volume of mortgage originations and refinancing has been down since the second quarter of 1994, when interest rates rose.

         Much of the decline in quarterly earnings was due to costs associated with opening new facilities and the conversion of data processing systems, lower mortgage revenues, and increased provisions for loan losses to adjust for growth in the loan portfolio. The provision for loan losses for the quarter was $300,000, up $168,000 from the first quarter of 1994.

         "The northern Illinois economy is growing rapidly," Dargene said. "Last week Rockford was listed in the top 10 in the United States in terms of percentage increase in the value of commercial building permits issued compared with the previous year. This type of activity has resulted in a significant increase in business and an expansion of our loan portfolio."

         Total operating expenses for the quarter were up $1.2 million, or 6.7 percent, from the 1994 quarter largely due to the branch expansion and on-going upgrading of data processing systems. Costs associated with the opening of seven new branches reduced quarterly earnings by approximately 2 cents per share.

         Total income taxes decreased $336,000 from the same quarter of 1994 due to federal tax credits realized and lower state income taxes.


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AMCORE Financial, Inc.




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

AMCORE Financial, Inc.
First  Quarter Earnings 1995
Page 2


         "We are in the process of implementing several measures to increase our operating efficiency," Dargene said. "We are merging and realigning our smaller banking operations into larger groups, which will have economies of scale while still keeping their local orientations. We are also in the midst of a comprehensive upgrade of our data processing systems that will lead to increased efficiency and allow us to offer a wider range of banking products.

         "Significant revenue growth opportunities will be investigated in the coming months," Dargene said. "For example, we are negotiating with Charles E. Schwab & Co. to market our Vintage family of no-load mutual funds on a national basis. The funds are now offered by specially trained personnel in our banks, as well as in our trust and brokerage operations.

         "The Vintage funds should be competitive, since Lipper Analytical Services recently ranked our equity growth fund among the top 10 best-performing equity growth funds that they follow. The change to a national focus in our marketing strategy should result in increased sales," Dargene said.

         "Our newly formed insurance group is growing rapidly and will be marketing its products in all of our banking locations.

         "We also will be giving increasing attention to marketing our products in the rapidly growing Chicago Collar Counties region," Dargene said. "We already have a significant presence in some parts of that market."

         The return on assets for the quarter was .95 percent down from 1.06 percent in the same quarter of 1994, and the return on average equity was 11.13 percent, down from 11.74 percent.

         AMCORE Financial, Inc. is a northern Illinois-based bank holding company with assets of approximately $2 billion. Its holdings include seven subsidiary banks operating in 34 locations.

         The company also has seven primary financial service subsidiaries: a trust company, a mortgage company, a full-service broker-dealer, a capital management company, a collection agency, a consumer finance company, and an insurance company. AMCORE common stock is listed on NASDAQ under the symbol "AMFI".

                                      ###




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
                            AMCORE FINANCIAL, INC.
                    CONSOLIDATED KEY FINANCIAL DATA SUMMARY

NOTE: All prior year amounts have been restated to reflect the August 1, 1994 merger with First State Bancorp of Princeton, Illinois, Inc., and the December 19, 1994 merger with NBA Holding Company of Aledo, Illinois, which were accounted for under the pooling of interests method.



(In thousands, except share data)                        QUARTER ENDED MARCH 31,           TWELVE MONTHS ENDED MARCH 31,
                                                       ---------------------------       ---------------------------------
                                                                           PERCENT                                PERCENT
FINANCIAL HIGHLIGHTS                                     1995     1994      CHANGE          1995        1994       CHANGE
- ----------------------------------------------------   -------   -------   -------       ---------     --------   --------
Net revenues, including security gains..............   $25,883   $24,956      3.7%        $103,103     $101,164      1.9%
Operating expenses..................................    19,692    18,448      6.7%          75,982       73,833      2.9%
Net income..........................................     4,614     4,763     -3.1%          19,451       19,061      2.0%
Net income per share................................      0.37      0.38     -2.6%            1.57         1.54      1.9%
Cash dividends per share............................      0.15     0.135     11.1%            0.58        0.455     27.5%
Book value per share................................     13.85     13.18      5.0%

KEY FINANCIAL RATIOS
   Return on average assets.........................      0.95%     1.06%   -10.4%
   Return on average equity.........................     11.13%    11.74%    -5.2%
   Net interest margin (FTE)........................      4.30%     4.61%    -6.7%
   Net operating expense/avg. assets................      2.54%     2.55%    -0.4%
   Average total equity to avg. assets..............      8.50%     9.00%    -5.5%
   Other income/net revenues (1)....................      28.9%     28.3%     2.2%
   Efficiency Ratio (FTE)...........................      72.0%     69.6%     3.4%

INCOME STATEMENT
Interest income.....................................   $35,445   $30,220     17.3%
Interest expense....................................    17,485    12,588     38.9%
                                                       -------   -------   -------
   Net interest income..............................    17,960    17,632      1.9%
Provision for loan losses...........................       296       128    131.3%
Other Income:
   Trust income.....................................     2,823     2,621      7.7%
   Service charges on deposits......................     1,679     1,571      6.9%
   Mortgage revenues................................       546       759    -28.1%
   Collection fee income............................       453       452      0.2%
   Other............................................     1,803     1,550     16.3%
                                                       -------   -------   -------
      Total other income............................     7,304     6,953      5.0%
Net security gains..................................       619       371     66.8%
Operating expenses:
   Personnel costs..................................    10,813     9,909      9.1%
   Net occupancy expense............................     1,313     1,111     18.2%
   Equipment expense................................     1,548     1,413      9.6%
   Insurance expense................................     1,039     1,030      0.9%
   Professional fees................................       534       698    -23.5%
   Amortization of intangible assets................       637       639     -0.3%
   Other............................................     3,808     3,648      4.4%
                                                       -------   -------   -------
      Total operating expenses......................    19,692    18,448      6.7%
                                                       -------   -------   -------
Income before income taxes..........................     5,895     6,380     -7.6%
Income taxes........................................     1,281     1,617    -20.8%
                                                       -------   -------   -------
      Net income....................................    $4,614    $4,763     -3.1%
                                                       =======   =======   =======

Average shares outstanding (000)....................    12,410    12,376      0.3%
Ending shares outstanding (000).....................    12,423    12,377      0.4%





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


AMCORE FINANCIAL, INC.
                                                                FIRST QUARTER                   FIRST QUARTER
(IN THOUSANDS)                                                       1995                            1994
                                              ----------     ---------------------          --------------------
                                                ENDING         AVERAGE       YIELD/           AVERAGE       YIELD/
                                                BALANCE        BALANCE        RATE            BALANCE        RATE
                                              ----------     ----------      -----          ----------     -----
Assets:
   Taxable securities......................     $482,533       $479,924       6.97%           $449,168      6.11%
   Tax-exempt securities (FTE).............      208,901        207,664       7.74%            214,804      7.89%
   Other earning assets....................        6,406         19,509       6.21%             27,495      4.02%
   Mortgage loans held for sale............        9,941          7,028       8.65%             13,015      7.44%
   Loans, net of unearned (FTE)............    1,107,329      1,092,730       8.69%            961,726      8.13%
                                              ----------     ----------      -----          ----------     -----
      Total Earning Assets.................   $1,815,110     $1,806,855       8.17%         $1,666,208      7.62%
      Intangible assets....................       17,328         17,706                         19,373
      Other non-earning assets.............      156,714        152,044                        141,836
                                              ----------     ----------      -----          ----------     -----
      Total Assets.........................   $1,989,152     $1,976,605                     $1,827,417
                                              ==========     ==========      =====          ==========     =====
Liabilities and Stockholders' Equity:
   Interest bearing deposits...............   $1,364,639     $1,322,769       4.20%         $1,306,118      3.48%
   Non-interest bearing deposits...........      229,416        236,901                        208,572
                                              ----------     ----------      -----          ----------     -----
      Total Deposits.......................   $1,594,055     $1,559,670                     $1,514,690
                                              ----------     ----------      -----          ----------     -----
   Short-term borrowings...................      174,560        205,677       6.30%            103,528      2.99%
   Long-term borrowings....................       24,433         24,497       7.65%             29,767      6.51%
   Other...................................        4,607          4,254      12.01%              3,655     11.65%
                                              ----------     ----------      -----          ----------     -----
      Total Interest Bearing Liabilities...    1,568,239      1,557,197       4.55%          1,443,068      3.53%
      Other liabilities....................       19,485         14,428                         11,305
                                              ----------     ----------      -----          ----------     -----
      Total Liabilities....................   $1,817,140     $1,808,526                     $1,662,945
      Stockholders' Equity.................      172,012        168,079                        164,472
                                              ----------     ----------      -----          ----------     -----
      Total Liabilities and
      Stockholders' Equity.................   $1,989,152     $1,976,605                     $1,827,417
                                              ==========     ==========      =====          ==========     =====

                                                 ----------------------------------
                                                       QUARTER ENDED MAR. 31,
                                                 ----------------------------------
                                                                            PERCENT
ASSET QUALITY (IN THOUSANDS)                       1995          1994        CHANGE
                                                 -------        -------      ------
Ending allowance for loan losses...........      $12,712        $13,759       -7.6%
Net charge-offs............................          204            283      -27.9%
Net charge-offs to average loans (2).......         0.07%          0.12%     -41.7%

Non-performing assets:
   Nonaccrual..............................       $9,883        $10,903       -9.4%
   Restructured............................        2,050          1,036       97.9%
                                                 -------        -------      ------
      Non-performing loans.................       11,933         11,939       -0.1%
   Other real estate owned (OREO)..........        1,084            774       40.1%
                                                 -------        -------      ------
      Total non-performing assets..........      $13,017        $12,713        2.4%
                                                 =======        =======      ======
Key Asset Quality Ratios
   Allowance to ending loans...............         1.15%          1.42%     -19.1%
   Allowance to non-performing loans.......        106.5%         115.2%      -7.6%
   Non-performing loans to loans...........         1.08%          1.23%     -12.5%
   Non-performing assets to loans & OREO...         1.17%          1.31%     -10.4%

Capital Adequacy
   Total risk-based capital................        13.05%         12.91%       1.1%
   Tier 1 risk-based capital...............        12.08%         11.77%       2.6%
   Leverage ratio..........................         8.04%          7.88%       2.0%

Footnotes:
(1) Excluding net security gains.
(2) On an annualized basis.

N/M = Not meaningful





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